SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549



                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934

                     For November 13, 2000 - January 3, 2001



                             NORTRAN PHARMACEUTICALS
                 -----------------------------------------------
                 (Translation of Registrant's name into English)


                               3650 Wesbrook Mall
                 -----------------------------------------------
                    (Address of principal executive offices)


                  Vancouver, British Columbia, V6S 2L2, CANADA
                 -----------------------------------------------



                     CIK #  0001036141     FILE NO. 0-29338
                 -----------------------------------------------



[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or For 40-F]

          Form 20-F    [x]                     Form 40-F    [ ]


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934.]

          Yes          [x]                     No           [ ]

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                                    FORM 6-K
                                TABLE OF CONTENTS

                     For November 13, 2000 - January 3, 2001



                          NORTRAN PHARMACEUTICALS INC.

                       File No. 0-29338, CIK #  0001036141


Exhibit 1     Press Release - Dec. 15, 2000 (Cough Trial Results)

Exhibit 2     Material Change Form - December 14, 2000

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Exhibit 1

Nortran                          3650 Wesbrook Mall     Tel: 604-222-5577
  Pharmaceuticals Inc.           Vancouver, BC          Fax: 604-222-6617
                                 V6S 2L2  CANADA        Website: www.nortran.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE                        TSE: NRT, CDNX: NRT, NASD BB: NTRDF

                      NORTRAN ANNOUNCES COUGH TRIAL RESULTS
                      -------------------------------------

Vancouver, Canada, December 15, 2000 - Nortran Pharmaceuticals Inc. (NRT-TSE) announced today that its anti-cough drug CP1, did not show a statistically significant inhibition of cough in its current Phase II clinical trial. The phase II study assessed the ability of CP1 to reduce cough in patients suffering from "idiopathic cough".

"Disappointing results are, unfortunately, a part of the drug discovery business, and experienced at some time or another by every pharmaceutical company," said Bob Rieder, President and CEO. "However, we remain confident about Nortran and its future. Nortran is well financed. Our cardiology program remains very strong with multiple clinical candidates identified, a partnership in place, and an emerging discovery technology platform."

The blinded placebo-controlled cross-over phase II trial involved patients selected for heightened sensitivity to cough stimuli, a condition called idiopathic cough. The primary endpoint of the study was to determine whether inhaled CP1 increased the amount of irritant required to induce cough in these sensitive patients. The data showed that CP1 did not significantly increase the amount of irritant required to induce cough.

"Intractable cough remains an important unmet medical need and our drug candidate has a novel mechanism of action," Rieder continued. "We will look closely at the data and the cough program over the next few weeks to decide what our next steps should be."

Nortran Pharmaceuticals is a drug discovery company focused on cardiovascular and respiratory applications of ion channel modulating drugs. In its program to treat life-threatening cardiac arrhythmia, Nortran has developed several drug candidates suitable for clinical testing as treatments for atrial arrhythmia. Nortran has shown in preclinical studies that its drug candidates are both safe and effective in the suppression of atrial arrhythmia, with little risk of the dangerous side effects associated with current drugs. The company recently achieved one of its most significant corporate milestones by signing the licensing agreement with AstraZeneca PLC.


ON BEHALF OF THE BOARD

/s/ Bob Rieder

Robert Rieder
President & Chief Executive Officer

  WARNING: THE COMPANY RELIES ON LITIGATION PROTECTION FOR "FORWARD-LOOKING"
                                 STATEMENTS.
      THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
       RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

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Exhibit 2

                                                                         ONTARIO
                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                          QUEBEC

                                     FORM 27

                                 SECURITIES ACT

                          MATERIAL CHANGE REPORT UNDER
                 SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA),
               SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) AND
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)


Item 1.     REPORTING ISSUER

            Nortran Pharmaceuticals Inc.
            3650 Wesbrook Mall
            Vancouver, British Columbia V6S 2L2

Item 2.     DATE OF MATERIAL CHANGE

            December 14, 2000

Item 3.     PRESS RELEASE

            December 14, 2000 - Vancouver, British Columbia

Item 4.     SUMMARY OF MATERIAL CHANGE

            The Issuer's anti-cough drug CP1 did not show a statistically significant inhibition of cough in its current phase II clinical trial.

Item 5.     FULL DESCRIPTION OF MATERIAL CHANGE

            See press release dated December 14, 2000 for a full description.

Item 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

            Not Applicable.

Item 7.     OMITTED INFORMATION

            Not Applicable.

Item 8.     SENIOR OFFICER

            Name:        Christina Yip
            Title:       Secretary
            Phone No.:   (604) 222-5577

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Item 9.     STATEMENT OF SENIOR OFFICER

            The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 19th day of December, 2000.

                                              NORTRAN PHARMACEUTICALS INC.

                                              Per:

                                                     /s/ Christina Yip
                                                     ------------------
                                                     Christina Yip
                                                     Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                                    NORTRAN PHARMACEUTICALS INC.
                                                    ----------------------------
                                                            (REGISTRANT)


Date:  January 3, 2001

                                                               /s/ Christina Yip

                                                    ----------------------------

                                                                   Christina Yip
                                                                       Secretary




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